October 16, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

RE:    Aegion Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in the letter dated October 8, 2015 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), filed on March 2, 2015.

For your convenience, we have included below in italics the original text of the comment from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014
3. Restructuring, page 79

1.
We have read your response to comment 1 in our letter dated September 2, 2015. You indicate that the costs related to the losses on the sales of Ka-te and Video Injection do not meet the definition of restructuring costs as defined by ASC 420. Please note, however, that whether these costs are identified as restructuring costs or not, the costs related to your disposal of your Ka-te and Video Injection businesses are operating costs. In this regard, we also note that ASC 360-10-45-5 states “A gain or loss recognized on the sale of a long-lived asset that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.” Please revise your financial statements accordingly.

Response: The Company respectfully advises the Staff that as of December 31, 2014, the guidance in ASC 360-10-45-5 stated “A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.” As this guidance does not specifically address the sale of a business, we understand diversity in practice regarding the classification of gains and losses on the sale of businesses exists because some view recording material gains or losses from the infrequent sales of businesses as distorting the trend in operating income. The Company has a history of recording these transactions as other income (expense) on the consolidated statement of operations, as the sale of a business is not considered part of normal business operations. Based on the guidance that existed at December 31, 2014 and the Company’s long-standing policy, the Company does not believe the $0.5 million loss on the sale of Ka-te Insituform AG recorded within the Company’s Form 10-K for the year ended December 31, 2014 requires revision.

In light of the Staff’s response, the Company notes that, effective for disposals of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, ASU 2014-08 changed the guidance in ASC 360-10-45-5 from “component of an entity” to “discontinued operation,” which infers

Securities and Exchange Commission
Mr. Terence O’Brien
October 16, 2015

that a sale of a business that is not a discontinued operation should be presented within operating income. In light of the change in the guidance in ASC 360-10-45-5, effective for the Company’s Form 10-Q as of March 31, 2015, the Company understands that PwC has initiated a conversation with the Office of the Chief Accountant regarding the classification of gains and losses on the sale of a business. Given the level of transparency in the footnotes and Management’s Discussion and Analysis, the Company believes the $2.8 million loss on the sale of Video Injection - Insituform SAS recorded within the Company’s Form 10-Q for the quarter ended March 31, 2015 is not material to require a change in the classification to the Company’s financial statements. Consequently, regardless of whether the amendments to ASU 2014-08 are determined to change past practices in this area, the Company believes a revision to its Form 10-Q for the quarter ended March 31, 2015 is not warranted.

2.
In light of the need to revise your financial statements, please tell us how this impacts your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of the affected period(s).

Response: The Company respectfully advises the Staff that based on the response to question 1 above, the Company does not believe a revision to its Form 10-K as of December 31, 2014 is required. Further, due to the immateriality of the loss on the sale of a business recorded within the Company’s Form 10-Q as of March 31, 2015, a revision to this Form 10-Q is not warranted.

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin
Executive Vice President and Chief Financial Officer